Via Facsimile and U.S. Mail
Mail Stop 6010


							August 26, 2005


Arthur L. Hunt
Executive Vice President and General Counsel
AMERISAFE, Inc.
2301 Highway 190 West
DeRidder Louisiana 70634

Re:	AMERISAFE, Inc.
	Registration Statement on Form S-1
	Filed August 3, 2005
      File Number 333-127133

Dear Mr. Hunt:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

2. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

3. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide.  We interpret this to
mean that your range may not exceed $2 if you price below $20 and
10%
if you price above $20.

4. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.
If
our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

5. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

Prospectus Summary, page 1
6. As currently written your summary contains too much detail and does not present a balanced picture of your company and operations. Please balance the discussion of your competitive strengths with a discussion of your weaknesses. Additionally, move the discussion of your challenges to immediately follow the discussion of your strategy. Finally, move much of the more detailed information to the "Business" section.
7. Provide the basis for your belief that the hazardous industries you target are underserved.

8. We note your explanation of the commutation agreement on page
7.
Please explain the word "commutation" the first time it is used.

9. We note your explanation of the term "accident year loss ratio" on page 6. Please move this explanation to page 5 where the term is used for the first time.

Risk Factors

The workers` compensation insurance industry is cyclical ..., page
11
10. Please revise to describe the current phase in the cycle and how it is affecting your operations and profitability. Compare current conditions with conditions previously. If you believe your profitability has in the past been adversely affected by negative developments and cyclical changes in the industry, please provide appropriate disclosure.

If we are unable to obtain reinsurance on favorable terms, our ability to write ..., page 11

11. Please disclose what percentage of your business you reinsure.

12. If you have had difficulties obtaining reinsurance in the past, please disclose these difficulties and their effects on your operations.

If our reinsurers do not pay losses in a timely fashion, or at all, we may incur ..., page 12

13. Please disclose the nature of any current difficulties you are experiencing regarding the enforcement of your rights to receive payment under reinsurance agreements.

14. Please consider whether a risk factor addressing problems obtaining reinsurance or whether your dependence on any one reinsurer or small group of reinsurers is necessary. For example, approximately how many companies could provide you with reinsurance services in the volume you require? Consider the difficulties you would likely encounter in finding and negotiating for reinsurance from other sources.

15. Please consider expanding and discussing as a stand-alone risk factor, what the company would do in the event that a reinsurer cancels its participation on new business.

A downgrade in our A.M. Best rating would likely reduce the amount
...., page 13

16. We note that some of your construction contractor policyholders are required to maintain workers` compensation coverage with a company with an A.M. Best rating of A- or better in order to bid on certain contracts. If you were to be downgraded, what percentage of your business would be affected? In other words, please approximate in percentage terms the amount of premiums the loss of this business would represent.

If we cannot sustain our relationships with independent agencies, we may be unable ..., page 16

17. Please revise your disclosure should you compensate the independent agents or agencies with contingent fee commissions, if applicable.

Our business is dependent on the efforts of our senior management
....,
page 18

18. Please identify the members of senior management and other employees that you consider to be key. Additionally, disclose whether you have employment agreements with all of the employees you consider to be key.

19. Please state whether any of the key executives has plans to retire or leave the company for any reason in the near future and whether you maintain key man insurance on these individuals.

The outcome of recent insurance industry investigations and regulatory proposals ..., page 20

20. Please discuss any proposed legislation or new regulatory requirements that may be imposed on the insurance industry. For example, we note that the National Association of Insurance Commissioners has proposed new rules that would require brokers obtain written consent from their clients prior to receiving compensation from an insurance carrier. You may want to include this discussion as a separate stand-alone risk factor.

Certain Important Information, page 25
21. We note your statement that the organizations do not guarantee the accuracy and completeness of such information. Please delete this statement. It is not appropriate to disclaim responsibility for information included in your registration statement.

Use of Proceeds, page 27

22. We note that you intend to use $___ million of the proceeds on general corporate purposes. Please revise to describe the purposes more specifically.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Overview, page 32
23. In the third paragraph of the Overview section of your MD&A you disclose certain performance metrics management uses to evaluate the performance of its operations, but there is no discussion within MD&A about management`s assessment of these performance metrics. Please revise to include management`s assessment of these performance metrics, and any know trends and/or uncertainties related to the assessment.

Critical Accounting Policies

Reserves for Loss and Loss Adjustment Expenses, page 35
24. We believe your disclosure in Management`s Discussion and Analysis regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements.
We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management`s Discussion and Analysis. Accordingly, please revise MD&A to include the following information for each of your lines of business.

a. Please disclose the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management`s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses. In addition include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

b. If you do not calculate a range around your loss reserve, but instead use point estimates please include the following disclosures:

* Disclose the various methods considered and the method that was selected to calculate the reserves. If multiple point estimates are generated, include the range of these point estimates. Include a discussion of why the method selected was more appropriate over the other methods.
* Discuss how management determined the most appropriate point estimate and why the other point estimates were not chosen. Also clarify whether the company actually records to the point estimate or if not, how that estimate is used.
* Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

c. In your disclosure you state that your loss and loss adjustment expenses are estimated using case-by-case valuations and statistical analyses. Please clarify what specific statistical analyses are performed.

Deferred Policy Acquisition Costs, page 36
25. We understand based on your disclosure that the costs associated with performing safety services are capitalized and amortized as the premiums are earned. Please explain to us how these additional services are primarily related to the acquisition of new business. In your response please tell us how you comply with paragraph 28 of SFAS
60.

Overview of Operating Results, page 38
26. We note instances in which the increases/decreases in revenues/expenses are attributable to multiple factors. For example, the increase in gross premiums written from December 31, 2003 to December 31, 2004 was attributed to increased premium rates, growth in new and renewal business and positive premium adjustments due to payroll audits. In these instances, pleas quantify the impact of each factor.
27. In certain areas of your discussion you make reference to specific factors that contributed to the change from period to period. For example, in the first paragraph on page 40 you disclose, "The increase is attributable to increased premium rates, growth in new and renewal business and positive premium adjustments related to payroll audits."
For statements like this one throughout your discussion of results of operations please quantify the individual factors and include an analysis explaining the relative significance of these items.

Liquidity and Capital Resources, page 42

28. Please indicate if you expect to raise additional funds in the next 24 months. If you are unable to determine whether you will or not, please disclose the reasons.
29. Please include in MD&A a more robust discussion of the reasonably likely impact the payment of claims will have on known trends and uncertainties, in particular cash outflows from operations. In the disclosure please include a discussion of your asset/liability management process and whether there are any significant variations between the maturity of your investments and the expected payment of your loss reserves. Include a discussion of the impact of selling securities before anticipated or the use of credit facilities to pay for policy liabilities will have on your future liquidity and results of operations.
30. Please refer to page 33 of your MD&A section, in which you disclose that the Company has changed its retention level of its reinsurance programs over the past several years. Please disclose to the extent necessary, the reasonable likelihood that the change in your reinsurance program has had or will have on liquidity and capital resources. Please refer to Section IV of Financial Reporting Release
72.

Business

Loss Reserves

Loss Development, page 66
31. We note that you have disclosed the impact on your cumulative deficiency/redundancy without the losses related to the write-off of the recoverable from Reliance Insurance Company. This type of disclosure does not appear to be consistent with disclosures required by Guide 6. If you have included the write-off of the recoverable as a non-GAAP financial measure, please tell us why this measure is not prohibited by Item 10(e)(1)(ii) of Regulation S-K.

Reinsurance, page 68
32. We note that Converium is not included in the list of reinsurers participating in your 2005 reinsurance program. We also note that Converium remains obligated to you under two remaining agreements. Do
Converium`s obligations relate to prior years` reinsurance agreements?
Please explain.

Employees, page 72
33. Please disclose the number of part-time employees you have, if any.

Properties, page 72
34. Please revise to disclose the amount of your annual lease payment(s) and when the lease agreement expires for your DeRidder, Louisiana facility. You should also file the lease agreement as an exhibit to your registration statement.

Federal Law and Regulations, page 75

35. Please discuss any proposed legislation or new regulatory requirements that may be imposed on the insurance industry. For example, we note that the National Association of Insurance Commissioners has proposed new rules that would require brokers obtain written consent from their clients prior to receiving compensation from an insurance carrier.

Management

Directors, Executive Officers and Key Employees, page 78
36. Please revise page 79 to identify the subprime finance companies of which Jarred Morris is an officer and principal owner.

Management Compensation and Incentive Plans, page 82

37. We note that all five of the employees you describe in this section receive bonuses which may include stock options, as part of their compensation. Please describe how these individuals` performance is determined and what factors are considered in evaluating it. For example, if the grants are based on company performance, please describe how company performance is measured.

Principal and Selling Shareholders, page 88
38. Please provide the full name(s) of the natural persons having voting, dispositive or investment powers over the shares held by the entities listed in the table on page 89.
39. In addition, please provide this information for the entities listed as a selling shareholder on page 91.

40. Please revise to indicate how the selling stockholders acquired the shares offered for resale.

41. If any of the selling stockholders are broker-dealers, please revise to identify them as underwriters. The only exception to this position is if these entities obtained these securities as compensation for underwriting services.

42. If any of the selling stockholders are affiliates of broker-dealers, they should be so identified. In addition, please revise your disclosure to include the following representations:

* The selling stockholders purchased in the ordinary course of business; and
* At the time of the purchase, the selling stockholders had no agreements or understanding to distribute the securities.

If you are unable to make these statements in the prospectus, please revise the prospectus to state the seller is an underwriter.

Certain Relationships, page 92
43. Please file your agreement with Contra as an exhibit to the registration statement.

Underwriting, page 100

44. We note you plan to conduct a directed share offering. Please provide us with any material you intend to use to sell to potential purchasers such as a "friends and family" letter. Tell us when you intend to send them to these potential purchasers. In addition, tell us the procedures you will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.

45. We note that certain of the underwriters may distribute prospectuses electronically. Please tell us the procedures they will use in their selling efforts and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

46. Please tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print and electronic version, such as CD-ROMs, videos, etc., and provide all such prospectuses for our examination. Please refer to SEC Releases No.
33-7233 and NO. 33-7289.  We may have additional comments.
47. Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and provide the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party website. We may have further comments.

Consolidated Financial Statements
48. Please revise your filing to include June 30, 2005 and comparable prior period financial information and related disclosures pursuant to
Rule 3-12 of Regulation S-X.

Noted to Consolidated Financial Statements

Note 6. Reinsurance, page F-18
49. It appears that reinsurance recoverables are a material component of your balance sheet. Please disclose the aging of recoverables as of the latest balance sheet date presented. The aging schedule may be based on management`s own reporting criteria (i.e. less than 30 days,
30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and by significant counterpart.

Note 13. Stock Options, page F-25
50. Please provide an analysis of how you determined the fair value of the underlying common stock and any related stock-based compensation for each equity issuance. Please include an itemized chronological schedule covering all equity instruments issued since the beginning of
2004 through the date of your response. In addition, please disclose the following in the financial statements:

* The date of each issuance;
* The number of options granted or shares issued;
* The exercise price or per share amount paid;
* Management`s fair market value per share and significant factors, assumptions and methodologies used in determining fair value;
* The intrinsic value, if any, per option;
* The identity of the recipient, indicating if the recipient was a related party;
* The amount of any compensation expense recognized;
* The method used in valuing the issuance;
* Whether the valuation was contemporaneous or retrospective;
* Significant factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.


Note 18. Commitments and Contingencies, page F-30
51. We understand from your disclosures that you purchase annuity contracts with the intent to settle long-duration claims. Please tell us and disclose your accounting policy for the purchased annuities.

Item 15. Recent Sales of Unregistered Securities, page II-2

52. Please revise to identify the investors or classes of investors in the unregistered offerings between August 13, 2004 and September
2,
2004. Please note that we consider accredited investors to be a recognized class but do not recognize unaccredited investors or individual investors to be acceptable classes.

Item 16. Exhibits and Financial Statement Schedules, II-3
53. We note you have filed a "Form of" legal opinion. Please note that this is not sufficient. Please file your actual legal opinion.
If you are unable to file your legal opinion with the next amendment, please revise your exhibit list to delete the term "Form of" and indicate that the actual legal opinion will be filed by amendment.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	You may contact Joseph Roesler at (202) 551-3628 or Joel
Parker
at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Albert
Lee
at (202) 551-3654 or me at (202) 551-3715 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	James E. O`Bannon
	Jones Day
	2727 North Harwood Street
	Dallas, Texas 75201

Arthur L. Hunt
AMERISAFE, Inc.
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